FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”) Suite 2300 1177 West Hastings Street Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

January 26, 2012

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change report disclosed in this report is January 26, 2012. The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer selects the mining engineering firms for the Feasibility Study at the Livengood Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports that they have selected Samuel Engineering, Inc. of Greenwood Village, Colorado, to provide process engineering services for its feasibility study on the Livengood Gold Project located near Fairbanks, Alaska. The Issuer has also engaged AMEC Environment & Infrastructure, Inc. of Denver, Colorado, to provide geotechnical infrastructure engineering services for the feasibility study. Feasibility level work will commence in the upcoming month. Publication of the Issuer’s Livengood Prefeasibility Study remains on schedule to be completed by the summer of 2012.

Samuel Engineering is a highly respected engineering firm known for its work on large-scale gold projects around the world. Important work elements on the Livengood Gold Project include:

  Identifying potential enhancements to the prefeasibility study design basis;

  Participating in the metallurgical optimization program;

  Developing feasibility-level design documents such as process flow sheets, design criteria, piping and instrumentation drawings, control philosophy, general arrangement drawings, construction and equipment specifications; and

  Completing feasibility-level design of the concentrator, primary crusher, overland conveyor and ancillary facilities such as the administration building, truck shop/warehouse, laboratory building, main substation, site-wide power distribution, and fresh, potable water systems.

Services to be provided by AMEC Environment & Infrastructure, a division of AMEC Americas Ltd. and one of the world’s leading engineering companies, include:

  Hydrogeological or geotechnical field investigations supporting the feasibility-level design work;

  Feasibility level design of the tailing management facility, overburden storage facility, pro temp ore storage facility, water storage facility, topsoil storage facility and sanitary landfill;

  Identification of suitable borrowed sources for construction of the facilities;

  Design of the main access road and site roads; and

  Development of a site-wide water balance.

Management selected the firms based on their extensive experience in cold weather climates as well as previous work performed in Alaska. Both firms have assembled a first-class team of engineers to work on the Livengood feasibility study. The Issuer anticipates that the feasibility study will be completed by the first half of calendar year 2013 and, if the results are favourable, will be followed by a detailed design effort.

Management Team Established

The Issuer has completed the build out of its management team to move the Livengood Gold project through the development and permitting phase. Recent appointments include:

  Tom Irwin as Alaska General Manager to oversee the management and technical direction of permitting and development activities of the Livengood project in Alaska.

  Bob Comer as Chief Administrative Officer and General Counsel. Mr. Comer will be responsible for all legal affairs and corporate administration matters at ITH and play an instrumental role in the Issuer’s permitting activities.

  Allen Thabit as Manager of Engineering responsible for selecting third party consultants and engineering firms to conduct the feasibility study at the Livengood project and to supervise these firms in their work.

  Tom Yip as Chief Financial Officer. Mr. Yip is responsible for all aspects of financial management including strategic planning, treasury and capital structure, reporting and risk management.

  Harold Galbraith as Mining Manager responsible for the development of the Livengood Life of Mine plan including all aspects of ore production and scheduling, overburden management plans, mine capital programs, mine infrastructure engineering.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the projected dates for the commencement of feasibility study work and for the completion of a pre-feasibility and feasibility study for the Livengood Project, the potential for a production decision to be made in respect of the Livengood Project, the potential for the development and construction of a mine and any production at the Livengood project, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer's Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the current technical report filed with respect to the Issuer’s Livengood Project.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

James Komadina, Chief Executive Officer Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

January 27, 2012